UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of January, 2026

Commission File Number: 001-38049

Azul S.A.

(Name of Registrant)

Edifício Jatobá, 8th floor, Castelo Branco Office Park

Avenida Marcos Penteado de Ulhôa Rodrigues, 939

Tamboré, Barueri, São Paulo, SP 06460-040, Brazil.

+55 (11) 4831 2880

 (Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒                       Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ☐                     No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ☐                     No ☒

Material Fact January | 2026

Closing of the Primary Public Offering of Common Shares and Preferred Shares

Conversion of Preferred Shares of the Company into Common Shares

Update on the Implementation of the Chapter 11 Plan

São Paulo, January 13, 2026 – Azul S.A. (B3: AZUL53; AZUL54, OTC: AZULQ) (“Azul” or the “Company”), in compliance with the provisions of the Brazilian Securities Commission (“CVM”) Resolution No. 44, dated August 23, 2021, as amended (“CVM Resolution 44”), Article 157, paragraph 4 of Law No. 6,404, dated December 15, 1976, as amended (“Brazilian Corporations Law”), and in continuity with the material facts disclosed on December 12, 2025, December 22, 2025, and January 6, 2026, hereby informs its shareholders and the market in general that the closing of the primary public offering of common shares (“Common Shares”) and preferred shares (“Preferred Shares” and, together with the Common Shares, the “Shares”) issued by the Company, all registered, book-entry and with no par value, free and clear of any liens or encumbrances, carried out by the Company under the automatic registration rite, pursuant to Article 26, item II, letter “a” of CVM Resolution No. 160, dated July 13, 2022 (“CVM Resolution 160” and the “Offering”, respectively), was completed and disclosed pursuant to the “Closing Announcement of the Primary Public Offering of Common Shares and Preferred Shares, with Subscription Warrants, Issued by Azul S.A.” released on January 12, 2026.

As approved at the Board of Directors’ meeting held on January 6, 2026, the Offering resulted in the effective increase of the Company’s capital stock through the issuance of 723,861,340,715 new Common Shares and 723,861,340,715 new Preferred Shares, at a price per share of R$0.00013527 per Common Share (“Price per Common Share”) and R$0.01014509 per Preferred Share (“Price per Preferred Share” and, together, the “Price per Share”), totaling R$7,441,550,992.27, considering R$97,915,144.64 based on the Price per Common Share and R$7,343,635,847.63 based on the Price per Preferred Share.

As a result of the capital increase within the Offering, the new capital stock of the Company amounts to R$14,573,410,376.61, divided into 1,450,747,686,304 shares, being: (a) 725,990,305,836 Common Shares; and (b) 724,757,380,468 Preferred Shares, all registered, book-entry and with no par value.

Additionally, as a free additional benefit, 1 (one) subscription warrant (“Subscription Warrant”) was granted and delivered to subscribers for each Common Share, as well as for each Preferred Share subscribed in the Offering. The exercise period for the Subscription Warrants ended on January 12,2026. The capital increase resulting from the exercise of the Subscription Warrants will be ratified at a Board of Directors’ meeting to be held on January 14, 2026, when the settlement of the shares deriving from the exercise of the Subscription Warrants and their delivery to subscribers through B3 S.A. – Brasil, Bolsa, Balcão (“B3”) will occur.

Step	Estimated Date
End of Warrant Exercise Period	January 12, 2026
Financial settlement of Subscription Warrants Board of Directors’ meeting ratifying the Capital Increase	January 14, 2026

The Company will inform its shareholders and the market in general, through a Notice to the Market (Comunicado ao Mercado) to be disclosed in due course, the volume of exercise requests received and the maximum amount of capital increase to be ratified at the Board of Directors’ meeting, subject to the effective financial settlement of the Subscription Warrants.

Additionally, the Company informs that, on January 12, 2026, the conversion of all Preferred Shares issued by the Company into Common Shares was approved by the holders of Common Shares at an Extraordinary General Meeting and by the holders of Preferred Shares at a Special Meeting, at the ratio of 75 (seventy-five) Common Shares for each Preferred Share (“Conversion”). The ratio was established by the Company’s management based on the economic relationship between Preferred Shares and Common Shares, pursuant to then-effective Article 5, paragraph 3 of the Company’s Bylaws.

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Material Fact January | 2026

Immediately after the Conversion, the Company’s capital stock, currently amounting to R$14,573,410,376.61, has since been represented by 55,082,793,840,936 Common Shares, all registered and with no par value. Accordingly, the Preferred Shares issued by the Company will cease to be traded on B3 S.A. – Brasil, Bolsa, Balcão (“B3”) as of January 13, 2026.

Next Steps

For ease of reference of its shareholders and the market in general, the Company presents a brief summary of the next steps and actions involving the Company, notwithstanding the details previously disclosed by means of prior material facts related to the matter:

•	As per information provided in this Material Fact, the Company expects to ratify the capital increase resulting from the exercise of Warrants on January 14, 2026, after the financial settlement in the B3 environment.

•	Pursuant to the resolution approved at the Debenture Holders’ Meeting (“AGD”) held on January 7, 2026, the Company will request, on a date to be determined, the mandatory conversion of its 1st issuance of convertible debentures. Under the AGD, the mandatory conversion was approved at a ratio of 1,498,422 Preferred Shares per debenture. However, in light of the Conversion, such ratio, as also approved at the AGD, will be automatically adjusted to provide for the delivery of Common Shares instead of Preferred Shares, considering the same conversion ratio of 75 common shares for each preferred shares.

•	As previously disclosed in the material fact dated December 12, 2025, the Company will issue subscription warrants (“GUC Warrants”) in favor of certain unsecured creditors. If exercised, these warrants will grant such creditors up to 5.5% of the Company’s Common Shares on a fully diluted basis (subject to dilution from the management incentive plan), immediately following the completion of the restructuring, subject to the conditions set forth in the GUC Warrants. The existing shareholder base at the time of issuance will have preemptive rights, which may be waived under applicable law and must be waived by 1L and 2L creditors pursuant to the Chapter 11 Plan.

•	The Company will also conduct a new public offering with automatic registration before the CVM to raise up to US$950 million (“New Money Offering”). Certain creditors may subscribe for shares issued in such offering by offsetting existing credits against the Company. Under the Backstop Commitment Agreement entered into with certain stakeholders, the New Money Offering will be anchored by committed investors and subscribed by one or more strategic investors, as contemplated in the Chapter 11 Plan. As further provided in the referred plan, the shares issued within the New Money Offering will be priced at a 30% discount to the Company’s value defined in the Chapter 11 Plan, and such issuance is expected to result in dilution of approximately 80% of the then-existing shareholder base.

The Company continues to conduct the implementation of the steps provided for in the Chapter 11 Plan with focus, discipline, and alignment with the established guidelines, advancing according to the expected timeline and ensuring consistency in the execution of ongoing initiatives. Azul remains committed to transparency and to delivering the established milestones, preserving the regularity of operations and predictability for all stakeholders.

São Paulo, SP, January 13, 2026.

Alexandre Wagner Malfitani

Chief Financial Officer and Investor Relations Officer

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SIGNATURES

                Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date:    January 13, 2026

                                                                                                                Azul S.A.

                                                                                                                By:   /s/ Alexandre Wagner Malfitani
                                                                                                                Name: Alexandre Wagner Malfitani
                                                                                                                Title: Chief Financial Officer